United States securities and exchange commission logo





                             April 26, 2024

       Michael L. Hance
       Interim Chief Executive Officer
       Forward Air Corporation
       1915 Snapps Ferry Road, Building N
       Greeneville, TN 37745

                                                        Re: Forward Air
Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 12,
2024
                                                            File No. 000-22490

       Dear Michael L. Hance:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal 1 - Nasdaq Conversion Proposal, page 6

   1. We note that if the Nasdaq Conversion Proposal is approved, you plan to issue shares of
                                                        Company Common Stock
upon the conversion of the outstanding Company Series C
                                                        Preferred Units that
were issued in connection with the Omni Acquisition and fractional units of Company Series
B Preferred Stock upon the conversion of Opco Series C-2
                                                        Preferred Units that
were issued in connection with the Omni Acquisition into Opco Class
                                                        B Units, and Company
Common Stock upon the exchange of such fractional units of
                                                        Company Series B
Preferred Stock. Please advise us of the exemption from the Securities
                                                        Act that you are
relying upon and provide an analysis supporting the use of such exemption.
   2. We note that you are seeking the approval of the issuance of 5,135,008 shares of
                                                        Company Common Stock on
as as-converted and as-exchanged basis and Convertible
                                                        Preferred Equity
Consideration, which represents an additional 8,880,010 shares of
                                                        Company Common Stock on
an as-converted and as-exchanged basis. Given that this
                                                        proposal involves a
solicitation of shareholders for the purpose of approving the issuance
 Michael L. Hance
Forward Air Corporation
April 26, 2024
Page 2
      of additional securities that are issuable in connection with the Omni Acquisition, and your shareholders will not have a separate opportunity to vote on this transaction, please revise your disclosure to include the information required pursuant to Note A of Schedule
      14A, including the information set forth in Items 13 and 14 of Schedule 14A. See also Question 151.02 of Proxy Rules and Schedule 14A/14C Compliance and Disclosure
      Interpretations.
General

3. We note you disclose in your Annual Report on Form 10-K that the September 26, 2023
      Shareholder Complaint filed against the Company by Rodney Bell, Michael
A. Robert and
      Theresa Woods alleges, among other things, that your shareholders have the right to vote on certain transactions contemplated by the Merger Agreement and sought an injunction against the consummation of the transaction until a shareholder vote was held, and while the temporary restraining order was dissolved on October 25, 2023 and the transaction was completed on January 25, 2024, the case remains pending. Please revise your disclosure to discuss the impact of the pending shareholder litigation on the Omni
      Acquisition and related transactions, and on the shareholder vote solicited in this proxy statement with respect to the Nasdaq Conversion Proposal.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell at 202-551-5351 or Irene
Barberena-Meissner at 202-551-
6548 with any questions.



                                                           Sincerely,
FirstName LastNameMichael L. Hance
                                                           Division of
Corporation Finance
Comapany NameForward Air Corporation
                                                           Office of Energy &
Transportation
April 26, 2024 Page 2
cc:       Flora Perez
FirstName LastName